SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2009

STARLIMS Technologies Ltd.
(Name of Registrant)

32B Habarzel Street, Tel Aviv 69710, Israel
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

STARLIMS Technologies Ltd.

6-K Items

1.	Press release: Integration With Microsoft Office SharePoint Server Enhances STARLIMS Workflow and Collaboration Capabilities; dated March 10, 2009

ITEM 1

Integration With Microsoft Office SharePoint Server Enhances STARLIMS Workflow and CollaborationCapabilities

Hollywood, Florida, March 10, 2009 – STARLIMS Technologies Ltd. (Nasdaq:LIMS), a leading provider of laboratory information management systems, or LIMS, today announced that it has integrated its software with Microsoft Office SharePoint Server 2007, offering several powerful new features that will enhance collaboration and facilitate regulatory compliance.

STARLIMS’s integration with SharePoint Server provides comprehensive control over electronic content. This improves the sharing of information – and decision-making – within the enterprise and throughout the supply chain. It also enhances organizational efficiency, and helps harmonize business processes.

“The Microsoft .NET Framework provides the basic platform for our award-winning LIMS product, and we also rely on Microsoft Windows and SQL Server. As a result, the integration of SharePoint Server was seamless, and allowed us to maximize our systems’ collaborative capabilities,” said Itschak Friedman, president and CEO of STARLIMS. “In addition, such wide-scope technological alignment with Microsoft products future-proofs our solutions, by ensuring rapid deployment of future enhancements to Microsoft’s dynamic products.”

Integrated Content Management

Integration with SharePoint Server will enhance the collaborative and content management capabilities of the STARLIMS(r) Scientific Data Management System (SDMS). STARLIMS SDMS adds unstructured data management capabilities to the company’s flexible LIMS platform.

“Life sciences firms often struggle with the volume of unstructured and scattered data across internal systems and their extended value chains,” said Michael Naimoli, U.S. life sciences industry solutions director, Microsoft Corp. “Built upon the Microsoft platform, including SharePoint Server and SQL Server, STARLIMS SDMS creates a powerful solution for managing unstructured scientific data together with structured laboratory data. By integrating various types of content into a single, web-based platform, STARLIMS customers can now streamline their information management, maximize their availability and utility of information resources and promote enterprise-wide collaboration.”

Close Partnership and Long-term Benefits

According to Friedman, STARLIMS customers are well positioned to benefit from Microsoft’s ongoing investments into its server-based products. The award-winning STARLIMS V10 web-based system is built on the Microsoft software platform utilizing Microsoft’s most advanced technologies-and STARLIMS’s three-year product roadmap is geared to take advantage of many of the new ..NET Framework capabilities. In addition, STARLIMS is a Microsoft Gold Certified partner, and enjoys the highest level of technological support and interaction with Microsoft.

About STARLIMS

STARLIMS Technologies Ltd. (Nasdaq:LIMS) is a leading provider of laboratory information management systems (LIMS), with over 20 years of LIMS experience. The Company’s flagship product, STARLIMS(r), improves the reliability of laboratory sampling processes, supports compliance with domestic and international regulations and industry standards, and provides comprehensive reporting, monitoring and analysis capabilities. STARLIMS software is used for quality assurance and control, testing and monitoring, and research and development in government, manufacturing and life sciences organizations. With operations in the United States, Canada, the United Kingdom, Israel and Hong Kong, the company serves over 500 organizations in 40 countries. For more information, please see http://www.starlims.com.

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions, changes in demand for products and services, the timing and amount or cancellation of orders, loss of market share and other risks detailed from time to time in STARLIMS’s filings from time to time with the Securities and Exchange Commission. Such filings contain and identify these and other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STARLIMS Technologies Ltd. (Registrant) By: /s/ Chaim Friedman —————————————— Chaim Friedman Chief Financial Officer

Date: March 10, 2009